FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2007

Commission File Number 1-8320

Hitachi, Ltd.

(Translation of registrant’s name into English)

6-6, Marunouchi 1-chome, Chiyoda-ku, Tokyo 100-8280, Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F      X         Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                  No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

This report on Form 6-K contains the following:

1.	Press release dated March 13, 2007 regarding Hitachi’s announcement on tender offer for Japan Servo by Nidec.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Hitachi, Ltd.
(Registrant)

Date March 15, 2007	By	/s/ Takashi Hatchoji
Takashi Hatchoji
Executive Vice President and Executive Officer

FOR IMMEDIATE RELEASE

Hitachi Announcement on Tender Offer for Japan Servo by Nidec

Tokyo, Japan, March 13, 2007 — Hitachi, Ltd. (NYSE: HIT/ TSE:6501) today announced that Hitachi will subscribe to Nidec Corporation (NYSE: NJ / TSE:6594)’s tender offer for the shares of Japan Servo Co., Ltd. (TSE:6585), a Hitachi subsidiary.

The board of directors of Japan Servo today passed a resolution signifying approval of the tender offer by Nidec.

Nidec will make a tender offer for the shares of Japan Servo with the aim of making Japan Servo a subsidiary. Hitachi will tender 16,585,000 shares (46.47% of total shares issued), and will continue to hold 1,749,493 shares (4.90% of total shares issued) of Japan Servo.

With respect to group management, equity relationships are being reviewed from the standpoint of improving group synergies and profitability and strengthening competitiveness. Optimizing how the businesses of listed group companies are strengthened maximizes corporate shareholder value. In this instance, Hitachi decided that Japan Servo becoming a subsidiary of Nidec would strengthen Japan Servo, and therefore decided to subscribe to the tender offer by Nidec.

Hitachi is moving forward with the corporate strategy formulated last November to promote collaborative cooperation and profits. In line with this management policy, to improve earnings, businesses within the Hitachi Group are to be rigorously managed based on FIV* (Future Inspiration Value) criteria, and subject to restructuring and reappraisal accordingly. Hitachi will continue to focus on strengthening the overall profitability of the group through aggressive restructuring in order to establish a stable, high-profit corporate structure.

FIV: FIV is Hitachi’s economic value-added evaluation index in which the cost of capital is deducted from after-tax operating profit. To achieve a positive FIV, after-tax operating profit must exceed the cost of capital.

2

Outline of Japan Servo Co., Ltd.

Business	Manufacturing and sales of motors and motor application products
Establishment	April 19, 1949
Head Office	7, Kanda Mitoshirocho
	Chiyoda-ku, Tokyo
President	Takuya Tajima
Capital	2,547.75 million yen
Sales	26.5 billion yen (fiscal year ended March 2006)
Employees	560 (as of March 31, 2006)
Major shareholders (as of September 30, 2006)
	Hitachi, Ltd.	51.37%
	Hitachi High Technologies Corporation	4.73%
	The Bank of Tokyo-Mitsubishi UFJ, Ltd.	3.57%
	Sompo Japan Insurance Inc.	1.47%
	Sanyo Denki Co., Ltd.	1.12%

Relationship to Hitachi
	Equity	Hitachi owns 51.37% of issued shares of Japan Servo
	Personnel	Two of Japan Servo’s directors are from Hitachi
	Business	Hitachi buys precision motors and other products from Japan Servo

Hitachi, Ltd., (NYSE: HIT / TSE: 6501), headquartered in Tokyo, Japan, is a leading global electronics company with approximately 356,000 employees worldwide. Fiscal 2005 (ended March 31, 2006) consolidated sales totaled 9,464 billion yen ($80.9 billion). The company offers a wide range of systems, products and services in market sectors including information systems, electronic devices, power and industrial systems, consumer products, materials and financial services. For more information on Hitachi, please visit the company’s website at http://www.hitachi.com.

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